UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473206

(CUSIP Number)

JAN BARTA

PALE FIRE CAPITAL SE

Zatecka 55/14

Josefov, 110 00 Prague 1

Czech Republic

+420 777-767-773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,443,352
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,443,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,443,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

DUSAN SENKYPL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,260,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,443,352
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,260,000
	10	SHARED DISPOSITIVE POWER

1,443,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,703,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,391,764
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,443,352
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,391,764
	10	SHARED DISPOSITIVE POWER

1,443,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,835,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 399473206

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Pale Fire Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,443,352 Shares owned directly by Pale Fire Capital is approximately $30,233,417, excluding brokerage commissions.

The Shares purchased by Messrs. Senkypl and Barta were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,260,000 Shares owned directly by Mr. Senkypl is approximately $43,597,226, excluding brokerage commissions. The aggregate purchase price of the 2,391,764 Shares owned directly by Mr. Barta is approximately $44,934,308, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 29,960,027 Shares outstanding as of May 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2022.

As of the date hereof, Pale Fire Capital directly beneficially owned 1,443,352 Shares, constituting approximately 4.8% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 2,260,000 Shares, constituting approximately 7.5% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 1,443,352 Shares directly owned by Pale Fire Capital, which, together with the Shares he directly beneficially owns constitutes an aggregate of 3,703,352 Shares, constituting approximately 12.4% of the Shares outstanding.

As of the date hereof, Mr. Barta directly beneficially owned 2,391,764 Shares, constituting approximately 8.0% of the Shares outstanding. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital, may be deemed to beneficially own the 1,443,352 Shares directly owned by Pale Fire Capital, which, together with the Shares he directly beneficially owns constitutes an aggregate of 3,835,116 Shares, constituting approximately 12.8% of the Shares outstanding.

An aggregate of 6,095,116 Shares, constituting approximately 20.3% of the Shares outstanding, are reported in this Amendment No. 7 to the Schedule 13D.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 6,095,116 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

5

CUSIP No. 399473206

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

6

CUSIP No. 399473206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2022	Pale Fire Capital SE

	By:	/s/ Dusan Senkypl
		Name:	Dusan Senkypl
		Title:	Chairman of the Board

/s/ Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta

7

CUSIP No. 399473206

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

DUSAN SENKYPL

Purchase of Common Stock	211,423	15.4799	05/09/2022
Purchase of Common Stock	338,534	13.9866	05/10/2022
Purchase of Common Stock	230	13.5320	05/11/2022
Purchase of Common Stock	6,300	13.1420	05/11/2022
Purchase of Common Stock	103,470	13.6760	05/11/2022
Purchase of Common Stock	50,000	13.6040	05/11/2022

JAN BARTA

Purchase of Common Stock	211,770	15.4790	05/09/2022
Purchase of Common Stock	100,000	13.8040	05/09/2022
Purchase of Common Stock	37,484	13.2520	05/09/2022
Purchase of Common Stock	1,000	13.5000	05/09/2022
Purchase of Common Stock	591,066	13.9950	05/10/2022